UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

DST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233326107

(CUSIP Number)

Julia A. Argyros

c/o Arnel Development Company

949 South Coast Drive, Suite 600

Costa Mesa, California 92626

Tel. No.: (714) 481-5000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

John M. Williams, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Tel. No.: (949) 451-3923

Irvine, California 92612

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: George L. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 900
	8.	Shared Voting Power: 355,731
	9.	Sole Dispositive Power: 900
	10.	Shared Dispositive Power: 355,731
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 356,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.85% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 42,170,134 shares of common stock outstanding on October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2013.

1.	Name of Reporting Person: Julia A. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,847,570
	8.	Shared Voting Power: 355,731
	9.	Sole Dispositive Power: 8,847,570
	10.	Shared Dispositive Power: 355,731
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,203,301
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 21.82% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 42,170,134 shares of common stock outstanding on October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2013.

Item 1.	Security and Issuer

This Amendment No. 7 (“Amendment 7”) updates and supplements the statement on Schedule 13D filed by Julia A. Argyros and George L. Argyros with the Securities and Exchange Commission on December 21, 1998, as amended by Amendment No. 1 thereto, dated March 18, 2004, by Amendment No. 2 thereto, dated May 11, 2010, by Amendment No. 3 thereto, dated November 21, 2011, by Amendment No. 4 thereto, dated February 6, 2012, by Amendment No. 5 thereto, dated January 22, 2013, and by Amendment No. 6 thereto, dated November 1, 2013, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

This Amendment 7 is being filed to: (i) update the beneficial ownership of the Common Stock for the Reporting Persons as of the filing date, (ii) report that Julia A. Argyros has become the sole trustee of the Argyros Family Trust and the Chief Executive Officer of HBI Financial, Inc. (collectively, the “Sole Trustee”), and (iii) update the Item 4 disclosure below.

Item 2.	Identity and Background (a)-(f) of Item 2 is hereby amended as follows:

(a) This Schedule 13D is filed on behalf of Julia A. Argyros and her spouse George L. Argyros (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c) Julia A. Argyros’ present principal occupation is Chair of the Board and Chief Executive Officer of Arnel and Affiliates. George L. Argyros is retired and serves as the Chairman of The Argyros Family Foundation.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Stock reported as beneficially owned by the Reporting Persons was acquired by the Reporting Persons and affiliated entities of the Reporting Persons either:

•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998;

•	as annual grants of Common Stock from the Issuer in consideration of George L. Argyros’ prior service on the Issuer’s Board of Directors;

•	upon exercise of options to purchase the Common Stock by payment of the exercise price in cash from personal funds; or

•	in open market purchases using personal funds.

Item 4.	Purpose of Transaction

The information under this Item 4 is hereby amended and supplemented to add the following text:

The Sole Trustee is reevaluating its current investment in the Issuer, and will continue to review such investment from time to time, based on various factors, including without limitation, conversations with its legal and financial advisers, members of the Issuer’s Board of Directors, management of the Issuer, other representatives of the Issuer, other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons.

Based on the outcome of the discussions referenced above, and depending on various factors, including without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels and volume of trading in the Issuer’s securities, other investment opportunities available to the Sole Trustee, any indications of interest received from third parties, conditions in the securities market and general economic and industry conditions, the Sole Trustee may take actions with respect to this investment in the Issuer as deemed appropriate at the time given the facts, circumstances and conditions before the Sole Trustee.

Other than as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, or may engage in communications with management or the Issuer’s Board of Directors, other stockholders of the Issuer or other parties regarding such matters, including but not limited to operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.

On March 14, 2013, The Argyros Family Foundation entered into a 10b5-1 Sales Plan (the “10b5-1 Plan”) with Morgan Stanley Smith Barney LLC (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker was authorized and directed to sell up to 385,271 shares of Common Stock from March 18, 2013 through December 31, 2013, subject to satisfaction of certain events, including among others, sales price and volume limitations.

Item 5.	Interest in Securities of the Issuer

(a) George L. Argyros beneficially owns 356,631 shares of Common Stock of the Issuer, which represents approximately 0.85% of the outstanding shares of Common Stock of the Issuer and Julia A. Argyros beneficially owns 9,203,301 shares of Common Stock of the Issuer, which represents approximately 21.82% of the outstanding shares of Common Stock of the Issuer (based on the 42,170,134 shares of Common Stock outstanding on October 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter September 30, 2013).

Of the 356,631 shares beneficially owned by George L. Argyros, (i) 355,731 shares are held by The Argyros Family Foundation, of which George L. Argyros is the Chairman, (ii) 450 shares are held by The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee, and (iii) 450 shares are held by The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee. George L. Argyros has no pecuniary interest in shares held by The Argyros Family Foundation, which is a charitable foundation. George L. Argyros disclaims beneficial ownership of the shares held by The Argyros Family Foundation, The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust and The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust.

Of the 9,203,301 shares beneficially owned by Julia A. Argyros, (i) 4,715,384 shares are held by the Argyros Family Trust, of which Julia A. Argyros is the sole trustee, (ii) 4,130,500 shares are held by HBI Financial, Inc., for which Julia A. Argyros is the Chief Executive Officer and the Argyros Family Trust is the sole shareholder, (iii) 1,686 shares are held by GLA Financial Corporation, of which the Argyros Family Trust is the sole shareholder, and (iv) 355,731 shares are held by The Argyros Family Foundation, of which Julia A. Argyros is the President and Chief Executive Officer. Julia A. Argyros has no pecuniary interest in shares held by The Argyros Family Foundation, which is a charitable foundation, and disclaims beneficial ownership of the shares held by The Argyros Family Foundation.

(b) Number of shares as to which George L. Argyros has:

1.	Sole power to vote or direct the vote: 900

2.	Shared power to vote or direct the vote: 355,731

3.	Sole power to dispose or direct the disposition: 900

4.	Shared power to dispose or direct the disposition: 355,731

Number of shares as to which Julia A. Argyros has:

1.	Sole power to vote or direct the vote: 8,847,570

2.	Shared power to vote or direct the vote: 355,731

3.	Sole power to dispose or direct the disposition: 8,847,570

4.	Shared power to dispose or direct the disposition: 355,731

(c) During the past 60 days, the Reporting Persons engaged in the following transactions: (i) on December 20, 2013, HBI Financial, Inc. contributed 165,000 shares of the Common Stock of the Issuer to The Argyros Family Foundation; (ii) on December 17, 2013, The Argyros Family Foundation contributed 11,200 shares of the Common Stock of the Issuer to the Nixon Library; and (iii) on December 17, 2013, The Argyros Family Foundation contributed 2,300 shares of the Common Stock of the Issuer to Operation Smile. All of the foregoing transactions were effected as gifts, without the receipt of any consideration.

(d) All of the shares beneficially owned by the Reporting Persons are owned by family trusts in which Julia A. Argyros or George L. Argyros is the sole trustee, corporations in which the Argyros Family Trust is the sole shareholder, or The Argyros Family Foundation of which George L. Argyros is the Chairman and Julia A. Argyros is the President and Chief Executive Officer. In each case, the Reporting Persons have the sole or shared power to vote and dispose of the shares of Common Stock as indicated above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material changes.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Agreement, dated January 22, 2013, by and among the Issuer and the Argyros Group (previously filed as Exhibit 99.1 to Amendment 5 on January 28, 2013).

Exhibit 99.2 Joint Filing Agreement, dated November 1, 2013 (previously filed as Exhibit 99.2 to Amendment 6 on November 1, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2014

/s/ Julia A. Argyros
Julia A. Argyros as attorney-in-fact for George L. Argyros[*]

/s/ Julia A. Argyros
Julia A. Argyros

[*] Julia A. Argyros, by her signature, executes this Schedule 13D on behalf of George L. Argyros pursuant to a Joint Filing Agreement previously filed with the SEC as Exhibit 99.2 to Amendment 6 on November 1, 2013.